FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 2, 2013

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

FAIRFAX SELLS ITS IMVESCOR SECURITIES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the signing of an agreement with GMP Securities L.P. (“GMP”), for GMP’s purchase from Fairfax of 9,897,509 common shares and 16,334,000 common share purchase warrants of Imvescor Restaurant Group Inc., representing 23.6% of the common shares of Imvescor on a non-diluted basis and 45.0% of the common shares of Imvescor if the warrants being sold were exercised.  The Imvescor shares and warrants are being sold to GMP for $26.1 million. Closing of the sale is expected to occur on or about April 16, 2013.

Fairfax initially participated in Imvescor as part of a recapitalization initiative in late 2011.  The recapitalization was undertaken in conjunction with the support of the Imbeault family, the founders of the Imvescor business, and resulted in the stabilization of the company and its prospects.  Following this sale by Fairfax of its interest in Imvescor, the Imbeault family will be the single largest shareholder of Imvescor.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact:
Paul Rivett, Vice President, Operations,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946